UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 3, 2025, Bit Origin Ltd (the “Company”) received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying the Company that the Company no longer complies with Nasdaq Listing Rules (the “Rules”). Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing, and the Company’s Form 20-F for the year ended June 30, 2024 reported stockholders’ equity of $909,583. In accordance with the Rules, the Company has 45 calendar days to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market, and during the grace period, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “BTOG.” If Nasdaq does not accept the Company’s compliance plan, the Company may appeal the decision to a Hearings Panel. The Company intends to submit the compliance plan as soon as practicable.

On January 8, 2025, the Company issued a press release entitled “Bit Origin Ltd Announces Receipt of Nasdaq Notification of Minimum Stockholder’s Equity Non-Compalince”. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance, dated January 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board